SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                         (Amendment No.__________)*


                Apartment Investment and Management Company
--------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 03748R101
                      ----------------------------------
                               (CUSIP Number)


                             September 15, 2000
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

----------------------------                        ----------------------------
CUSIP No.  03748R101                 13G                     Page 2 of 5 Pages
----------------------------                        ----------------------------


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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Security Capital Preferred Growth Incorporated
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland
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                                 5       SOLE VOTING POWER

                                           5,102,410 shares of Common Stock
                              --------------------------------------------------
          NUMBER OF              6       SHARED VOTING POWER
           SHARES
        BENEFICIALLY                       -0- shares of Common Stock
          OWNED BY            --------------------------------------------------
            EACH                 7       SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                          5,102,410 shares of Common Stock
            WITH              --------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            -0- shares of Common Stock
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,102,410 shares of Common Stock
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             7.02% of the Common Stock
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                              CO
--------------------------------------------------------------------------------

                             *SEE INSTRUCTIONS



                             Page 2 of 5 pages

Item 1(a).        Name of Issuer:

                  Apartment Investment and Management Company

        (b).      Address of Issuer's Principal Executive Offices:

                  2000 South Colorado Blvd., Tower Two, Suite 2-1000, Denver, Colorado 80222-4348

Item 2(a).        Name of Person Filing:

                  Security Capital Preferred Growth Incorporated, a corporation organized and existing under the laws of Maryland ("SC-PG").

      (b).        Address of Principal Business Office or, if None, Residence:

                  11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

      (c).        Citizenship:

                  Maryland

      (d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Common Stock")

      (e).        CUSIP Number:

                  03748R101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act;
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act;
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act;
                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [ ] An parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



                             Page 3 of 5 pages


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Item 4.           Ownership.

       (a).       Amount Beneficially Owned:

                  SC-PG beneficially owns 5,102,410 shares of Common Stock, consisting of 1,085,480 shares of Common Stock and, the number of shares that SC-PG has the right to acquire upon the conversion of its 419,471 shares of Class B Cumulative Convertible Redeemable Preferred Stock (equivalent to 1,377,572 shares of Common Stock), 1,904,762 shares of Class O Cumulative Convertible Redeemable Preferred Stock (equivalent to an equal number of shares of Common Stock), and 1,234,200 shares of Class K Convertible Preferred Stock (equivalent to 734,596 shares of Common Stock).

       (b).       Percent of Class:

                  7.02% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

       (c).       Number of shares as to which such person has:

                  (i).     Sole power to vote or to direct the vote:

                           SC-PG has the sole power to vote or direct the vote of 5,102,410 shares of Common Stock.

                  (ii).    Shared power to vote or to direct the vote:

                           None.

                  (iii). Sole power to dispose or to direct the disposition of:

                           SC-PG has the sole power to dispose or to direct the disposition of 5,102,410 shares of Common Stock.

                  (iv). Shared power to dispose or to direct the disposition of:

                           None.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of a Group.

            Not applicable.



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

Item 10.    Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2000.



                            SECURITY CAPITAL PREFERRED GROWTH INCORPORATED




                            By:      /s/ Jeffrey C. Nellessen
                               -------------------------------------------
                            Name:    Jeffrey C. Nellessen
                            Title:   Treasurer




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